 Exhibit 99.1

CIBC Announces Election of Directors

TORONTO, April 8, 2020 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that the nominees listed in its Management Proxy Circular dated February 26, 2020 were elected as Directors of CIBC.

Detailed results of the vote for the election of directors held earlier today at CIBC's Annual Meeting of Shareholders are below.

Each of the following 15 nominees proposed by management was elected as a Director of CIBC:

NOMINEES	VOTES FOR		VOTES WITHHELD
Brent S. Belzberg	194,785,765	97.85%	4,276,932	2.15%
Charles J.G. Brindamour	198,095,707	99.51%	966,990	0.49%
Nanci E. Caldwell	198,093,872	99.51%	968,825	0.49%
Michelle L. Collins	198,357,929	99.65%	704,768	0.35%
Patrick D. Daniel	197,044,140	98.99%	2,018,557	1.01%
Luc Desjardins	195,254,441	98.09%	3,808,256	1.91%
Victor G. Dodig	198,432,442	99.68%	630,255	0.32%
Kevin J. Kelly	198,745,855	99.84%	316,842	0.16%
Christine E. Larsen	198,725,444	99.83%	337,253	0.17%
Nicholas D. Le Pan	193,900,590	97.41%	5,162,107	2.59%
John P. Manley	192,904,938	96.91%	6,157,759	3.09%
Jane L. Peverett	195,255,752	98.09%	3,806,945	1.91%
Katharine B. Stevenson	198,216,140	99.57%	846,557	0.43%
Martine Turcotte	198,643,031	99.79%	419,666	0.21%
Barry L. Zubrow	198,710,720	99.82%	351,977	0.18%

Final voting results on all matters voted on at the Annual Meeting will be available shortly at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html  and will be filed with Canadian and U.S. securities regulators.

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2020/08/c3289.html

%CIK: 0001045520

For further information: Investor Relations: Alice Dunning, 416-861-8870, alice.dunning@cibc.com; Investor & Financial Communications, Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC

CNW 15:19e 08-APR-20